July 14, 2011
Jeffrey P. Berg direct dial: 310.820.8800 jberg@bakerlaw.com

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-0404

Attn: Pamela Long, Esq.

Re:          Primoris Services Corporation

Registration Statement on Form S-3

(File No. 333-174602)

Dear Ms. Long:

Per our earlier conversation, Primoris Services Corporation is hereby requesting that the effective date of the Registration Statement on Form S-3 (File No. 333-174602) be accelerated to Friday, July 15, 2011 at 4:00 p.m. (Eastern Time), or as soon thereafter as is practicable.  We enclose copies of the Company’s request for acceleration and the additional acknowledgement letter, each dated as of July 14, 2011.

Please contact me at (310) 820-8800 if you have any further questions.

Very truly yours,

/s/ Jeffrey P. Berg

Jeffrey P. Berg
of BAKER & HOSTETLER LLP